UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2025
Commission File Number: 001-41253

Super Group (SGHC) Limited
(Translation of registrant’s name into English)

Super Group (SGHC) Limited
Bordeaux Court, Les Echelons
St. Peter Port, Guernsey, GY1 1AR
Telephone: +44 (0) 14 8182-2939
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐

CONTENTS
Change in Registrant’s Certifying Accountant

(a) Non-continuation of services of Independent Registered Public Accounting Firm

The audit committee of the board of directors (the “Audit Committee”) of Super Group (SGHC) Limited (the “Company”) has replaced BDO LLP (“BDO”) with Deloitte LLP (“Deloitte”) as its independent registered public accounting firm for the fiscal year ended December 31, 2025. The change in independent registered public accounting firms is not the result of any disagreement with BDO.

Following a competitive tender process, the Audit Committee determined to replace BDO as the Company’s independent registered public accounting firm with Deloitte. BDO, the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2024, ceased serving as the Company’s independent registered public accounting firm effective as of May 13, 2025.

The reports of BDO on the Company’s consolidated financial statements as of December 31, 2024 and December 31, 2023 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2023 and December 31, 2024 and the subsequent interim period through May 13, 2025, there have been no (i) disagreements (as such term is described in Item 16F of Form 20-F and the related instructions) with BDO on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure, which disagreements, if not resolved to the satisfaction of BDO, would have caused BDO to make reference in connection with their opinion to the subject matter of the disagreement on the consolidated financial statements for such year, or (ii) reportable events as defined in Item 16F(a)(1)(v) of Form 20-F, except that, in connection with the preparation of the Company’s financial statements included in its Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “2023 Annual Report”), BDO and the Company’s management previously identified a material weakness in the Company’s internal control over financial reporting, as described in the 2023 Annual Report. Based on its completed actions, the Company remediated the material weakness as of December 31, 2024, as described in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024.

The Company provided BDO with a copy of this Current Report on Form 6-K prior to its filing with the United States Securities and Exchange Commission (the “SEC”) including the disclosures required under Item 16F of Form 20-F and requested that BDO furnish the Company with a letter addressed to the SEC stating whether BDO agrees with the above statements. A copy of BDO’s letter dated May 13, 2025 is attached as Exhibit 16.1 to this Current Report on Form 6-K.

(b) New Independent Registered Public Accounting Firm

Following a competitive tender process, the Audit Committee determined to engage Deloitte as the Company’s independent registered public accounting firm and auditor to act as the principal accountant to audit the Company’s financial statements for the fiscal year ended December 31, 2025. The decision is subject to subsequent ratification by the Company’s shareholders at the 2025 annual general meeting of the Company, to be held during the year ending December 31, 2025.

During the Company’s fiscal years ended December 31, 2023 and December 31, 2024, and the subsequent interim period through May 13, 2025, neither the Company, nor anyone acting on its behalf, consulted with Deloitte regarding:

(i)the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and no written report or oral advice was provided that Deloitte concluded was an important factor considered by the Company in reaching a decision as to any such accounting, auditing or financial reporting issue; or

(ii)any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) or a reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

The information contained in this Current Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-272014) and the prospectus contained therein and the Registration Statement on Form S-8 (File No. 333-266396) and shall be a part thereof from the date of this Report on Form 6-K, to the extent not superseded by documents or reports subsequently filed or furnished by the Company.

The Company intends to use this Current Report on Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F(a) of its Form 20-F for the year ended December 31, 2025 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F and plans to incorporate Exhibit 16.1 by reference into its Form 20-F to the extent necessary to satisfy such reporting obligations.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPER GROUP (SGHC) LIMITED

Date: May 13, 2025	By:	/s/ Robert James Dutnall
	Name:	Robert James Dutnall
	Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description

16.1	Letter from BDO LLP to the U.S. Securities and Exchange Commission, dated May 13, 2025.
23.1	Consent of BDO LLP, independent registered public accounting firm